Exhibit 99.1

Golden Star Announces the Restructuring of the Consideration for the Sale of the Bogoso-Prestea Mine

TORONTO, Oct. 1, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has concluded negotiations with Future Global Resources Limited ("FGR") to restructure the consideration for the purchase of the Bogoso-Prestea mine that was completed on September 30, 2020.  All references to "$" herein are to United States dollars.

HIGHLIGHTS:

  The conclusion of negotiations to restructure the consideration for the purchase of the Bogoso-Prestea mine represents a full and final settlement of all existing and future claims, together with a mutual release between Golden Star and FGR
  The deferred consideration (the "Deferred Consideration") detailed in the share purchase agreement dated July 26, 2020, as supplemented by a letter agreement dated September 30, 2020, and amended by a first amending agreement dated March 28, 2021 and a second amending agreement dated May 31, 2021 (collectively, the "Share Purchase Agreement") will now be replaced by a net smelter return ("NSR") agreement which will trigger certain payments once 100,000 ounces of gold have been produced from the Prestea underground mine
  The NSR payments are capped at $35 million, equaling the value of the initial Deferred Consideration and the working capital balancing payment that were defined in the Share Purchase Agreement
  The quantum of the Sulphides Contingent Payment defined in the Share Purchase Agreement remains unchanged. Golden Star has agreed to adjust the timing of the staged payments in order to support the development of the refractory resource at Bogoso-Prestea

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"By working with the FGR team we have been able to conclude discussions on an amicable and cooperative basis. The future of the Bogoso-Prestea mine, its workers and other stakeholders was our priority. We have agreed to restructure the acquisition consideration into an NSR agreement, in order to better align any payments owed to Golden Star with the performance of the Prestea underground mine operation.

While the quantum of the Sulphides Contingent Payment remains unchanged, we have agreed to provide FGR with further financial flexibility for the development of the refractory resource by adjusting the timing of the payments associated with the sulphide project to allow time for production to reach 500,000 ounces before we realize the full contingent payment.

We are pleased to reach a full and final settlement of all existing and future claims, as this will allow both the Golden Star and FGR management teams to focus fully on their respective assets to deliver the best outcome for all stakeholders."

Revised payment terms
The restructuring of the consideration is aimed at better aligning the payments due to Golden Star with the anticipated performance of the Bogoso-Prestea asset. The Deferred Consideration has therefore been replaced by an NSR agreement with the following commercial terms:

  From October 1, 2020, NSR royalty payments in respect of products produced from the Prestea underground mine will be paid at a rate of 1.0% of the net smelter returns once production exceeds 100,000 ounces of gold, and up to a total of 300,000 ounces of gold
  Once production from the Prestea underground mine exceeds 300,000 ounces of gold, the royalty rate will increase to 2.0%, until cumulative royalty payments total $35 million at which point the obligation to make royalty payments will automatically terminate
  These payments apply to production from the areas containing the underground resources and reserves declared at the Prestea underground mine at the time it was acquired by FGR

Sulphides Contingent Payment
The value of the Sulphides Contingent Payment of up to $40 million relating to the Bogoso-Prestea refractory gold resources remains unchanged from those outlined in the Share Purchase Agreement. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90 day period preceding the date of the trigger point for such payment (as described below):

  $20 million, if the average spot gold price is less than or equal to $1,400/oz;
  $30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
  $40 million, if the average spot gold price is greater than $1,700/oz

The trigger point for the Sulphides Contingent Payment is the extraction of an aggregate of 5% of the sulphide resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated mineral resources and 0.07 million ounces of inferred mineral resource.

The Sulphides Contingent Payment is now payable in three tranches, rather than the two tranches defined in the Share Purchase Agreement, as follows:

  33.3% at the time when 5% of the sulphide mineral resources have been extracted;
  33.3% at the time of the first anniversary of the declaration that 5% of the sulphide mineral resources have been extracted; and
  The remaining unpaid amount of the Sulphides Contingent Payment will fall due once a cumulative 500,000 ounces of gold have been produced from the Bogoso Sulphide project.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding:  the timing for and quantum of any NSR payments, the timing for and quantum of the Sulphides Contingent Payments, the impact of the consideration restructuring on all stakeholders, including operations at the Prestea Underground Mine and the development of the refractory resource, and  the receipt by Golden Star of NSR payments and/or contingent payments . Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of NSR payments and/or the Sulphides Contingent Payments from the sale by the Company of its interest in Bogoso-Prestea; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2020 and in our annual information form for the year ended December 31, 2020 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 01-OCT-21